Filed by Independence Realty Trust, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Centerspace
Commission File No. 001-35624

09 - 09 - 2026
Independence Realty Trust, Inc.
Independence Realty Trust and Centerspace Joint Conference Call to Discuss Merger

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TOTAL PAGES: 25

CORPORATE SPEAKERS:
Stephanie Krewson-Kelly
Independence Realty Trust, Inc.; Senior Vice President, Investor Relations & Capital Markets
Scott Schaeffer
Independence Realty Trust, Inc.; Chairman & Chief Executive Officer
Anne Olson
Centerspace; President & Chief Executive Officer
James Sebra
Independence Realty Trust, Inc.; President & Chief Financial Officer

PARTICIPANTS:
Nick Joseph
Citi; Managing Director
Eric Wolfe
Citi; Director
Jamie Feldman
Wells Fargo; Managing Director
John Pawlowski
Green Street; Managing Director
Richard Anderson
Cantor Fitzgerald & Co.; Analyst
Ami Probandt
UBS; Analyst
Alexander Goldfarb
Piper Sandler & Co.; Managing Director
Peter Abramowitz
Deutsche Bank AG; Director
Michael Gorman
BTIG; Managing Director
Wesley Golladay
Robert W. Baird & Co. Incorporated; Senior Analyst
Jason Wayne
Barclays Bank; Vice President, Equity Research

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PRESENTATION:
Operator^  Good morning, ladies and gentlemen. Welcome to the Independence Realty Trust and Centerspace joint conference call to discuss the announced merger of the two companies.

During today's call, management will make prepared remarks, after which we will open the line for questions. (Operator Instructions)

As a reminder, this conference is being recorded.

Your host for today's call is Stephanie Krewson-Kelly, Senior Vice President of Investor Relations and Capital Markets at IRT. You may begin.

Stephanie Krewson-Kelly^  Good morning, and thank you for joining us on short notice.

On the call today are Scott Schaeffer, Chairman and Chief Executive Officer of Independence Realty Trust; Anne Olson, President and Chief Executive Officer of Centerspace; Jim Sebra, President and CFO of Independence Realty Trust; and Jason Lynch, Senior Vice President of Investments at Independence Realty Trust.

Earlier this morning, IRT and Centerspace issued a joint press release announcing that the two companies have entered into a definitive merger agreement. That release and an investor presentation filed with the SEC are available in the Investors section of IRT's website, irtliving.com, and on Centerspace's website at centerspacehomes.com.

A replay of this call will be available on both websites shortly after we conclude.

Before we begin, I would like to remind everyone that statements made on this call may constitute forward-looking statements within the meaning of the federal securities laws and are made in good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on the current beliefs, expectations, and assumptions of IRT's and Centerspace's management and are subject to business, economic, competitive risks, and uncertainties, many of which are difficult to predict and outside of either company's control. Neither IRT nor Centerspace undertakes any obligation to update or supplement any forward-looking statement except as required by law.

Today's discussion also includes non-GAAP financial measures, including FFO, core FFO, EBITDA, adjusted EBITDA, and non-operating income. Definitions of these measures are included in the appendix to today's presentation and the press release, and reconciliations to the most directly comparable GAAP measures are available on each company's SEC filings.

With that, I will turn the call over to Scott Schaeffer.

Scott Schaeffer^  Thank you, Stephanie, and good morning, everyone. This morning, Independence Realty Trust and Centerspace announced a definitive agreement to combine in an all-stock merger, creating a leading middle-market multifamily REIT with a total enterprise value of approximately $8.1 billion and more than 44,000 apartment homes across 17 states.

Before I discuss the strategic logic, let me say how pleased I am to be joined this morning by Anne Olson. Anne and her team have built an excellent portfolio at Centerspace, and just as importantly, they have built a culture and operating philosophy much like our own. The conversations that brought us here were direct and constructive, and they were grounded in the shared view of where value gets created in this business.

Let me frame why we are doing this and why now in five points. First, scale matters in multifamily, and it matters more every year. The combined company will own 163 communities and over 44,000 units in predominantly non-gateway markets across 17 states. Scale improves our access to the capital markets, and over time, our cost of capital.

Just as importantly, it lets us spread our institutional operating platform across a much larger base of units. This is how a bigger company becomes a better company rather than simply a larger one.

Second, we achieve better growth without changing who we are. I want to be clear on this point because I expect it to be the first question we get. IRT is and will remain a Sun Belt-weighted company. The Sun Belt represents 58% of pro-forma NOI and remains our largest exposure and our primary growth engine. Centerspace's portfolio increases IRT's concentrations in the Midwest and Mountain West regions to 27% and 15% pro-forma NOI, respectively.

The Midwest and Mountain West markets have historically delivered NOI growth above the US average with less volatility. Over the period from 2017 through 2025, IRT and Centerspace together delivered weighted average same-store NOI growth of 5.7% a year, above both our non-gateway peers at 4.2% and gateway peers at 2.3%. And it did so with a narrower band of outcomes through the cycle.

This is the case for a better risk-adjusted portfolio, a high-growth Sun Belt core paired with lower volatility Midwest and Mountain West markets. Roughly 80% of our pro-forma NOI comes from markets that rank in the top quartile for projected population growth, and no single market accounts for more than 11% of our pro-forma NOI.

Third, the supply picture is turning in our favor. Across the combined footprint, new deliveries are set to decline through 2029 while population growth continues to outpace the national average. In the Greater Denver MSA, CoStar projects rent growth turning positive this year.

Deliveries in the Denver Front Range are expected to fall from 6.7% of inventory in 2024 to approximately 2.8% by 2027, against population growth that is projected to be twice the national average over the next five years.

Minneapolis has one of the lowest supply pipelines of any market we tracked, with deliveries expected to fall from 3.8% in 2024 to 1.3% in 2027.

Much like Denver, Minneapolis' population growth is expected to be almost twice the national average over the next five years. We are not underwriting recovery that has to be imagined. We are seeing it in the data today.

Fourth, we gain a bigger opportunity set for our proven platform. The near-term synergies from this merger are tangible. The reason this combination improves our long-term growth rate rather than just our size is because it provides a longer, broader runway for the two internal growth engines we have built, mainly our value-add renovation program and our other income initiatives, including our community Wi-Fi program that we began implementing this year. Both drivers are scalable, are funded with free cash flow, and now have several thousand additional units to work with. Jim will take you through the economics shortly.

Fifth, we have done this before. In 2015, we acquired Trade Street Residential on cash and stock transaction that added scale across our regional Sun Belt markets.  Then, in 2021, we more than doubled the size of this company through the Steadfast Apartment REIT merger. We integrated into a single operating platform within months of closing, and we exceeded the synergy and accretion targets that we had set at announcement.

This is the same management team running the same playbook, and this transaction is roughly a quarter of our current size rather than doubling it. Our track record of successfully integrating companies does not eliminate execution risk, but it does mean we know the cadence of how and what to do.

Upon closing, I will continue as Chairman and Chief Executive Officer, and Jim Sebra will serve as President and Chief Financial Officer. Our board will expand to 11 directors, nine from IRT and two from Centerspace.  The combined company will retain the Independence Realty Trust name and will continue to trade on the New York Stock Exchange under the ticker, IRT. We will have more to say on organizational structure as we work through the integration planning between now and closing.

With that, I'll turn the call over to Anne.

Anne Olson^  Thank you, Scott, and good morning, everyone.

Our board and management team are pleased to be working with IRT on this transformative transaction that is in the best interest of all of our stakeholders. At Centerspace, we've worked to scale our business in strong growing markets while seeking enhancement to our balance sheet. This merger significantly advances that strategy, the company will now have scale that benefits the operating platform and the cost of capital will further diversify the market exposure, and will have an improved leverage profile.

I'm confident that IRT's commitment to residents and stakeholders reflects our own. I want to give a special thanks to the Centerspace team. I'm very proud of what our team has accomplished, and I'm confident that IRT's leadership will further our commitment to providing great homes for our residents, opportunities for our team members, and returns for our shareholders.

With that, Jim is ready to walk through the financial impacts.

James Sebra^  Thank you, Anne. Good morning, everyone. I'm going to go over the structure and consideration of this transaction, the earnings impact and synergies, the balance sheet, and lastly, the growth upside beyond the near-term synergies.

Centerspace will combine with IRT in a 100% stock-for-stock merger. Each Centerspace common share and limited operating partnership unit will convert into 3.8 shares or units of IRT, resulting in the issuance of approximately 67.6 million IRT shares and OP units.

On a fully diluted basis, IRT shareholders will own approximately 78% of the combined company, and Centerspace shareholders will own approximately 22%.

The transaction is expected to qualify as a tax-free reorganization for US federal income tax purposes. Pro forma, the combined company will have an equity market capitalization of approximately $5 billion and a total enterprise value of approximately $8.1 billion.

On earnings and synergies, we expect the transaction to be approximately 5% accretive to 2027 core FFO per share on a leverage neutral basis. Supporting our accretion is approximately $24 million of identified annualized synergies. Roughly $19 million of that comes from corporate, general & administrative overlaps. The remaining synergies come from property level and platform efficiencies as we move onto a single operating system, and near-term incremental revenue opportunities.

The vast majority of these synergies will be achieved within the first 12 months of closing. One data point that frames the efficiency game, on a pro forma basis, G&A load as a percentage of assets falls to 37 basis points for the combined company. That is a 24% reduction versus IRT standalone and a 57% reduction versus Centerspace standalone. It places the combined company well below the REIT sector average of 61 basis points and in line with some of our larger multifamily peers.

When we merged with Steadfast back in 2021 and Tradestreet in 2015, we established synergy targets at announcement and ultimately exceeded them both of those transactions. We have used the same ground-up approach here and as always, we will work to capture additional synergies and efficiencies beyond those announced as the integration process develops.

Regarding our balance sheet, we expect the combined company to maintain our current BBB investment-grade rating from both Fitch and S&P with a well-laddered maturity profile and minimal near-term maturities.

In connection with closing, we plan to repay Centerspace's outstanding unsecured notes and to assume secured debt of approximately $500 million. The average interest rate on this debt is 3.5%. Centerspace does have one mortgage maturing on January 1, 2027 and we are not anticipating it will be assumed and instead expect to be repaid on or before closing.

The average remaining term of the planned assumptions is 10 years. To de-lever the combined balance sheet and have the transaction be leverage neutral, we are planning to sell approximately $140 million of assets and have modeled the dispositions at a 5.75% economic cap rate.

IRT expects to maintain its quarterly dividend of $0.18 per share following closing. Centerspace will continue to pay its regularly quarterly dividends of $0.77 per share, except in the quarter in which the closing occurs, in which Centerspace will declare and pay a stubbed cash dividend of $0.09 per share per unit for the number of days elapsed in the quarter prior to closing.

Before handing the call back to Scott, let me discuss the growth upside beyond the immediate synergies. The $24 million of synergies is the near-term, highly visible piece of the story. It is not the whole story. The reason we can say that this transaction improves our growth profile is what the larger platform does for two internal growth engines that we can fund out of free cash flow.

First is the value-add. We have renovated approximately 12,500 units to date at IRT, generating a return on investment of 16%. Coming into this transaction, our remaining identified pipeline within IRT is approximately 10,000 units. Centerspace brings approximately 3,200 more units, taking the combined runway to roughly 13,200 units.

Those Centerspace assets are predominantly in undersupplied markets where rent growth is inflecting, which is precisely the environment in which renovation capital is most productive. This incremental volume adds additional years to the existing value-add runway at IRT.

The second is our community Wi-Fi program. We launched our community Wi-Fi program this year covering approximately 18,000 apartment units, which are on track to generate approximately $11 million of incremental annualized revenue in 2027. This recurring, high-margin other property revenue is also better for residents, managed bulk-delivered internet at a lower cost than they could buy individually.

Looking ahead to future Wi-Fi rollouts, the additional runway is now approximately 25,000 units, roughly 15,000 units from the legacy IRT portfolio, and now approximately 10,000 units from Centerspace. Both the value-add and Wi-Fi opportunity will build over the next few years, and we expect it to enhance our returns over the longer term. Both are high-return, low-risk sources of growth, and they are funded entirely out of retained cash flow.

Both boards have unanimously approved the transaction. We expect to close as early as the end of the fourth quarter of 2026, subject to shareholder approval, timing of lender consent, and other customary closing conditions.

With that, Scott, I'll hand it back to you.

Scott Schaeffer^  Thank you, Jim. This merger significantly enhances our scale and diversification and delivers immediate earnings accretion on a leverage-neutral basis while preserving balance sheet strength. Since our IPO, IRT's total shareholder return has outperformed our non-gateway peers.

We did not get here by growing for growth's sake. We got here by owning the right assets in the right submarkets and running them well. This transaction is consistent with our core strategy, and I believe it puts us in a stronger position to continue generating attractive risk-adjusted returns for our shareholders.

I want to thank Anne and the Centerspace team for their professionalism they have brought to this process. And I want to thank our team for their continued hard work and dedication to our residents and shareholders.

With that, operator, we are ready to take questions.

QUESTION & ANSWER:

Operator^  We will now begin the question-and-answer session. (Operator Instructions)

Your first question comes from the line of Eric Wolfe with Citi. Your line is open, Eric. Please go ahead.

Nick Joseph^  Thanks. It's Nick Joseph here with Eric.  We talked so much on what [ph] matters. Do you have a sense for how much of the portfolio you could ultimately end up selling? I think you'll have 22% of your NOI across 15 markets and around 30 markets in total. So, what do you think that looks like in two to three years? And you touched on this a bit. Why does it make sense to lower your Sun Belt market exposure at a time when these markets are starting to recover?

James Sebra^  Hey, Nick, I think it's you, right? Your voice is a little muffled, but if I can restate the question, you're basically asking us how much of the Centerspace portfolio do you think will sell over the next few years? Because, again, the view of the Sun Belts re-inflecting versus the Midwest. Is that right?

Nick Joseph^  Yeah, just how much total you may sell and then the strategic rationale of why lower the exposure to the Sun Belt right now as you're seeing this inflect more positively.

James Sebra^  Okay. Again, Nick, it's really hard to hear you, but ultimately, here's what I'll say. Scott had mentioned in his prepared remarks regarding the strategic rationale. And Scott, maybe you'll want to chime in again on that.

Obviously, the portfolio of Centerspace is located primarily in Minneapolis and Denver. Those markets, especially Minneapolis, have been very stable and low volatility in rent growth. And if you look at the data sources, there's actually a fairly robust rent growth trajectory over the next few years, all at lower volatility.

And as we also mentioned in my prepared remarks, just that incremental growth in both value-add and Wi-Fi continues to provide that earnings growth trajectory down the future and only enhances the overall growth that's going to be flowing off the Sun Belt portfolio in the next few years.

But Scott, feel free to chime in.

Scott Schaeffer^  I think you covered it, Jim.

Eric Wolfe^  Great. Hey, this is Eric. Just follow-up on Nick's question. I guess, how much of the -- are you assuming to sell to get to the 5% accretion estimate? I know you mentioned $140 million in your prepared remarks and then also in the presentation, but I guess if you end up selling more than that, and I think Centerspace was planning on selling more than that based on the sort of most recent presentations. I guess, could that eat into that 5% accretion estimate? Are you confident that you're only going to sell, say, around $140 million or something around there?

James Sebra^  Yeah, we're very confident that we'll only sell the $140 million. Obviously, we've had a very robust and consistent capital recycling program at IRT for years, and we've always done it on an earnings-neutral/earnings-accretive situation. And if we do decide to sell other assets down the road, which currently we are not planning for, we think it will only be beneficial to the combined portfolio down the road.

Eric Wolfe^  Okay. Thank you.

Operator^  Your next question comes from the line of Jamie Feldman with Wells Fargo. Your line is open, Jamie. Please go ahead.

Jamie Feldman^  Great.  Thanks for taking the question. Can you talk a little bit more about your experience with Steadfast and Tradestreet? You know, I think some of the incoming commentary from the Street is just concerns about integration risk and execution risk on this transaction. Maybe talk more about what does give you the confidence that you'll be able to stick the landing and things will go smoothly?

Scott Schaeffer^  Sure.  Thanks for the question. This is Scott Schaeffer.

First of all, the Steadfast merger integration was with a much larger company that also had tremendous overlap of the portfolio geography. That caused a little bit of friction at times because we were working through which employees and which markets were going to continue with the combined portfolio. The situation here is much different.

First of all, Centerspace is much smaller. It's about a quarter of our size rather than more than doubling it. And the markets are completely independent other than some small overlap in Colorado. So the integration here will be more of back office systems rather than people. And the integration of the people is where you end up having most friction.

Jamie Feldman^  Okay. And then you'll have a lot of markets that are kind of 3%, 4% or less. I think it's almost like two-thirds of the portfolio spread pretty widely across the country. I mean, just in terms of like operations post-transaction, how do you plan to manage that? Do you think you're going to want to beef up any of your markets to have more scale or are you happy with this 3% to 4% in a lot of markets type portfolio? And just, you said it's a people business, but that's a lot of people in a lot of places. Can you talk more about that?

Scott Schaeffer^  Sure.  We're happy with 3% to 4%. As we talked about this and we had in our prepared remarks that no market is more than 11%, which is good diversification. But even at 3% or 4%, there's enough concentration that we can keep good teams in place and manage the properties well.

We are always looking to recycle when appropriate. So that's something that we've in the past and we will continue to look at that going forward.

But at this point, we're happy with the markets and we're happy with the communities. And we think that post-integration, the accretion targets are well within reach.

Jamie Feldman^  Okay, thank you.

Operator^  Your next question comes from the line of John Pawlowski with Green Street. Your line is open, John. Please go ahead.

John Pawlowski^  Hey, good morning.  Jim, are you able to put some brackets around the upfront transaction costs we should expect you guys to incur?

James Sebra^  Yes. Right now, it's modeled to be about 3.5% of the transaction value, which is just over $2 billion.

John Pawlowski^  Okay. And then just curious for high-level thoughts, how you guys got comfortable with some of these, I guess, more secondary or tertiary markets in Montana, North Dakota, even some assets well outside of Denver. Are you concerned that these markets will just run at a little bit of a lower long-term growth rate that's going to dilute the long-term organic growth profile of IRT's portfolio?

Scott Schaeffer^  No. Actually, it's a great question because it was something that we looked at very, very, very early on in this process. The way we got comfortable was, is that all of these markets are very, very low supply. There's just nothing being built. There's nothing being added while there is some population growth, which is what's going to drive good stable occupancy and ultimately rent growth.

So while they may not be as dynamic as some other markets in the country, there's low volatility and really no additions to supply. So these communities have performed well and will continue to perform well.

Anne, please feel free to jump in.  You've managed these for years, so you may have some more color.

Anne Olson^  Yes, sure. I think some of these markets are small North Dakota, Billings, but even -- we are public.  You could look at the history there. In those markets, we have seen steady growth, and particularly through these times where there have been significant supply influxes across the Sun Belt and in markets like Denver and even on the coast. Markets like North Dakota have been consistently growing 5% to 7%.

So -- and we see that in the good times, but we also see that hold. So I do think that the combination of this portfolio, which will have the very strong growth narrative and fundamentals with the Sun Belt markets and Denver turning the corner, coupled with this really steady pace of these lower volatility and lower supply markets, is a very strong combination and should produce very good results for the shareholders.

Operator^  Your next question comes from the line of Rich Anderson with Cantor Fitzgerald. Your line is open, Rich. Please go ahead.

Richard Anderson^  Thank you.  Good morning. When I started reading the press release, I saw synergies, and it started to read a little bit like a merger of equals. I know it's not, but Centerspace has been through its process and landed on asset sales in June, and now we're here.

I'm wondering, if I were to write the proxy for you, did EQR, AvalonBay give you any cues into how to make this combination work? And how did it come to fruition after CSR went through its process now this merger happens. I'm just curious if the Chapter II of the conversation came with a few hints from EQR, AvalonBay.

James Sebra^  Yes. Rich, this is Jim Sebra, obviously, nice to meet you and we appreciate your time. And certainly, Anne or Scott, feel free to chime in.

But when it comes to the background of the merger, we will be filing an S-4 Proxy most likely later this month, and that will detail all those points that will provide a lot more color to the background of the transaction and kind of where it came from.

Richard Anderson^  Okay.  Fair enough. And then on the asset sales, are there any exit markets? You might have said it. If you did, I apologize. Are there any exit markets in that $140 million? As a subset to that question, what do you mean by complementary markets when you say we're Sun Belt, they're Midwest, Mountain West? What defines complementary to you? Just the fact that you don't have overlap, is that what you mean by that? Thanks.

Scott Schaeffer^  Yes, generally, and that the Midwest is much more stable and less volatility, while the Sun Belt seems to be higher growth, but also a little more volatile. So that's why they're complementary.  It brings growth with additional stability to the existing IRT portfolio.

Richard Anderson^  Okay, and then on the exit -- yes, Scott?

Scott Schaeffer^  Yes, the exit markets, we haven't announced anything specific on the actual assets to be sold, but we'll be working on that over the next few months as we kind of get ready for closing.

Richard Anderson^  Okay.  Thanks very much.

Operator^  Your next question comes from the line of Ami Probandt with UBS. Your line is open, Ami. Please go ahead.

Ami Probandt^  Good morning. Thank you. Do you still expect to be paying a special dividend to distribute proceeds from the Centerspace strategic review?

James Sebra^  Thanks, Ami. Great to chat with you, and Anne, feel free to kind of chime in.

But I think what I would say is that the Centerspace process around kind of identifying re-taxable income, estimating it for the year, looking at the impact of this transaction on it, all of that is still kind of ongoing. And we'll be revisiting that as we get ready for closing. We'll be able to announce and share with shareholders on the third quarter call the expectation.

But Anne, feel free to chime in.

Anne Olson^  No, I think that covers it, Amy. We had some expectations of the requirement and gave some estimates around that and held that cash on hand, but those estimates are still under review, what would be required or may not be required? And this merger and the impact of that certainly may impact it. So as Jim said, we'll be reviewing that and we'll obviously update as we have more information.

Amy Probandt^  Got it. Thank you. And maybe I'll ask (technical difficulty).

James Sebra^  Amy? You cut out.

Operator^  Amy has cut out. We will move up to the next question from the line of Alexander Goldfarb with Piper Sandler. Your line is open, Alexander. Please go ahead.

Alexander Goldfarb^  Hey, thank you. And good morning down there. Two questions. The first one is, you guys give a lot of praise to the Midwest. And for those of us who have covered Centerspace for a while, it's been pretty clear that their markets were underappreciated. But you guys are hyping them in a way that's good to hear, and yet you're still saying that your focus is going to be more Sun Belt, which has been prone to a lot of supply and a lot more volatility.

Why wouldn't you look to increase some of the Midwest, or certainly look at other Midwestern markets that have low supply, good economic growth, more stability? Why wouldn't increasing some of that? I'm not saying overweight it, but why not increasing it? Why wouldn't that be a good thing?

Scott Schaeffer^  Well, we are increasing our Midwest exposure with this transaction. When you look at the results over an extended period of time, the Sun Belt has consistently outperformed. And we expect it to outperform again in the future -- or going forward, I should say.

We've come through a significant supply wave, and that has come to an end. And now the Sun Belt will be -- will have much better supply-demand dynamics, strong population job growth, with limited additions to supply over the next three to four years. That's a great runway for above-market growth.

We -- we're hyping the Midwest because the Midwest, first of all, we already have an exposure to the Midwest. It has performed very, very well with low volatility, and we expect it to continue to perform well with low volatility, but it will not be as dynamic as the Sun Belt going forward in our view.

Alexander Goldfarb^  Okay. And then the second question is on the 5% earnings accretion to core '27, you mentioned Centerspace, which has really low cost of debt, 3.6%. Is that 5% adjusted for GAAP mark-to-market of debt and everything else, or is that a cash 5%, whereas the GAAP number would be different?

James Sebra^  Yes, that's a cash 5%. The GAAP number again, because interest rates today are higher, would actually be of lower accretion. What we did with the Steadfast merger many years ago, it was actually the opposite, right, where the cash interest or the cash accretion was lower and the GAAP accretion was more. From an FFO and core FFO perspective, we focus on the cash accretion.

Alexander Goldfarb^  But you think it -- is it still a creative on a GAAP basis?

James Sebra^  It is, yes.

Alexander Goldfarb^  Okay, thank you.

Operator^  Your next question comes from the line of Peter Abramowitz with Deutsche Bank. Your line is open, Peter. Please go ahead.

Peter Abramowitz^  Yes, thank you for taking the questions. Just in terms of the cost synergies that you've talked about, could you talk about the timing of when they're all expected to be in place?

James Sebra^  Sure. Hey, Peter, good morning. So as I mentioned in my prepared remarks, obviously there's some initial G&A synergies that really should be in place pretty quickly after closing. Again, it's a lot of the back-office overlap, et cetera.

There is certainly the operating synergies. Some of those synergies come from things that should be very easy to achieve, like moving from one insurance policy to the other insurance policy, our procurement team and how we do buy stuff, as well as obviously larger scale allows us to buy things even cheaper.

There's some incremental revenue opportunities on renters’ insurance and other things that takes a little bit of time just as the leases roll, but they're relatively small pieces of the overall synergy number.

Peter Abramowitz^  Okay, I appreciate that. And then I know you included I think a footnote or something in the earnings release that there is some small opportunity for synergies on the revenue side. Could you talk about maybe some of the opportunities there if there's upside down the road?

And then also in terms of the value-add pipeline, are there any efficiencies in terms of the opportunity to enhance returns or anything like that?

James Sebra^  Well, I think I'll take the second piece first, right? Certainly on the value-add side, there's always opportunity to get better at what we do. And here at IRT, we -- and I believe Centerspace is the same way, we've always tried to do that.

So sure, we'll always look at, again, we're able to buy a set of appliances across 32,000 units or 34,000, we'll be able to buy plus 44,000 units. So we think that'll certainly provide a little bit lower cost and enhanced returns.

I think on the other revenue side and the synergies, again, from the standpoint of that $5 million of operating synergies, the vast majority of those are primarily on the expense side. There is a little bit of incremental revenue opportunity that we've modeled, things like I mentioned before, like renters’ insurance, et cetera.

We think there is certainly some additional upside. We've talked a lot about our data science efforts earlier this year and how that's improving our renewal growth, our renewal of increases. We think there's that opportunity. The Centerspace team has done a good job of managing the portfolio, and we're looking forward to just bringing the best of both of our portfolios and processes together to really being able to [ph] capture as much of these synergies and efficiencies as we can.

Peter Abramowitz^  All right, appreciate it.

Operator^  Your next question comes from the line of Michael Gorman with U.S. Bancorp BTIG. Your line is open, Michael. Please go ahead.

Michael Gorman^  Yes, thanks. Good morning. Jim, maybe just a quick cleanup question. I thought I heard you say in the prepared remarks that you're going to repay the unsecured notes for CSR upon closing. And so did I hear that correctly? And if so, I'm curious about the thought process there, given that it's a relatively low coupon set of notes that are outstanding for 2030.

James Sebra^  Yes, we expect -- again, because of the transaction occurring, we expect they will be, I would say put to us, but we expect that the transaction will require them to be paid off. That's why we modeled them. Certainly, if we're able to keep them outstanding, as I said, we can lower our overall cost of debt for sure, but we will still do it on a leverage-neutral basis.

Michael Gorman^  Okay, that's helpful. And then maybe just looking at the synergies, if I'm doing my math right, the synergy target is 6.5%, 7% of 2026 consensus. So when you think about getting from there to the 5% accretion in 2027, is that primarily just going towards the timing of those synergies coming online in 2027, or are there other headwinds there that may bring that back to 5%?

James Sebra^  Yes, sure, it's a great question. A couple of things. One, we've modeled it, if you look at 2026, obviously, Centerspace has had some assets outstanding that they've owned throughout the earlier part of the year that they sold, and obviously is increasing their call it earnings this year that won't be there next year. So you got to remove that.

Secondly, certainly there's a timing element of the synergies and when they come in, in terms of 2027. And then third, we've modeled that from a accretion perspective that the preferred shares are fully diluted. So we took a worst-case scenario around them because those preferred shares can be put to us. It's very low-cost preferred, I think 3.8% or 3.9% cost. If they stay outstanding and they don't convert, then that'll be more accretion from just a logical percentage perspective.

Michael Gorman^  Got it. That's very helpful. Thank you.

Operator^  Your next question comes from the line of Wes Golladay with Baird. Your line is open, Wes. Please go ahead.

Wesley Golladay^  Hey, good morning, everyone. Can you talk about how you got comfortable with picking up exposure to so many new markets? Were you looking at some of these markets already?

Scott Schaeffer^  So yes, we have been looking at some of them. But again, through this process, we were able to just get comfortable with the actual makeup of the portfolio, the market dynamics, and the good job that Centerspace has done over a number of years of management and generating NOI growth.

So they are -- some of them are new markets for us. But in many instances, they're similar to markets we're already in, just in different parts of the country. There's good people in place on site. We expect to keep most, if not all of them. So we will just be moving forward, as Jim said, with the best of both companies' processes and strategies.

Wesley Golladay^  Okay, and maybe building upon that last point, you talked about keeping a lot of the people. So that doesn't seem to be an issue on the integration point. Can you maybe talk about how the operating platforms should be, or are they on similar platforms right now from the revenue management perspective?

James Sebra^  So I mean, they -- and certainly, Anne, you can certainly feel free to chime in. They run, they'll call it the operational platform, relatively similar to us in terms of regional structures and district managers, and a centralized support team on various growth [ph] processes. They do run, obviously, a revenue algorithm that will come over to our revenue algorithm upon the integration process.

But I would just say, largely, the real benefit to moving forward with the synergies is to again get the both -- the best of both companies from the standpoint of the process and how we're structured. We don't expect it to really have any significant differences from our structure today, except that we'll be able to bring a lot of the data science and analytic work that we've done to really help us into their platform in order to provide, yes, again that incremental out-size growth that we're talking about.

Scott Schaeffer^  And when I speak about employees or team members, I'm speaking about on-site people.

Wesley Golladay^  Okay, thank you.

Scott Schaeffer^  Thank you.

Operator^  Your next question comes from the line of Jason Wayne with Barclays. Your line is open, Jason. Please go ahead.

Jason Wayne^  Hi, good morning. Thanks for the questions. Just looking at the 6,000 units in the medium to long-term CSR Wi-Fi pipeline, can you just help quantify the earnings opportunity there on over what time frame those can be realized?

James Sebra^  Yes, we know that there's -- of their 10,000 units today, there's plus or minus 3,000 to 4,000 that are available to move into the Wi-Fi program immediately because, again, the terms of the existing contracts with bulk internet are either out of contract or coming to a very close period of time.

The 6,000, I believe, will start in the next few years once they -- again, individual properties get to that window of time. Generally speaking, the internet service providers won't really allow you to amend the contract until they're within two years of the termination date. So we have to get to that period of time.

Now, again, we will obviously work with all the providers and etc., but largely speaking, we expect the revenue benefits to be very similar to what we've modeled and have been performing at IRT, anywhere from, call it $60 to $70 of incremental revenue per month per unit, and the cost to be somewhere in that $25 to $35 per month.

Jason Wayne^  Got it. And then just on the value add, so you mentioned that it's historically generated 16% returns, but those vary a bit by market and by project. So on the 10,000 CSR units you identified for value add, are there any meaningful differences from the IRT portfolio or anything different by market there?

James Sebra^  A little hard to hear that, but I think your question was really any differences between the Centerspace return versus ours.

Jason Wayne^  On value add.

James Sebra^  In terms of value?

Jason Wayne^  That's right.

James Sebra^  Yes, no, I think generally speaking, again, there are -- a lot of their renovation programs are very similar to ours in terms of what they do and the returns they get. There is the opportunity for us on a few of the ones that we've underwritten where the value-add list from a cost perspective isn't as great as what we've historically seen, which might provide a little more return.

But again, as we continue down the integration path, we'll be able to update the investors with all this information. Just as a clarity though, is the value add and the Wi-Fi is not in the 5% accretion. So that is upside growth on top of that baseline 5% accretion.

Jason Wayne^  That's helpful. Thank you.

Operator^  The final question comes from the line of Jamie Feldman with Wells Fargo. Your line is open, Jamie. Please go ahead.

Jamie Feldman^  Great. Great, thank you. Just a couple cleanup questions. I guess going back to Alex's question on GAAP versus cash, can you -- what is the GAAP? I assume that means FFO growth for GAAP. What is the accretion expected on FFO or GAAP?

James Sebra^  Well, again, the FFO, again, will be probably very similar to the GAAP number. I think it's -- I'll get back to you, but I believe it's about roughly 3% accretive on a GAAP basis.

Jamie Feldman^  3%, and that's with all the synergies you're talking about?

James Sebra^  That's all the synergies and just, again, basically market interest rates of all the debt that we're assuming.

Jamie Feldman^  Okay, thank you for that. And then the $140 million, are those transactions in process, or are those earmarked for sale and going to be marketed soon, or are those transactions maybe CSR [ph] ahead in process? And then are they specific markets --

James Sebra^  No, they're not.

Jamie Feldman^  -- that you can talk about?

James Sebra^  No, they're not in process. And again, as we provide -- as we nail it down and begin to communicate, we'll have more information specifically on the third call around it -- third quarter earnings call.

Jamie Feldman^  Okay. And then if I can just -- it sounds like I'm last. If I could just think in another. So just, I think, one of the first comments you made when the call started was just the relative growth rate, pre and post, with or without the transaction. Can you just give some color on the same store NOI or even the blend outlook over the next 12 months for standalone IRT versus the combined entity?

James Sebra^  So --

Jamie Feldman^  Even if you want to go longer than 12 months?

James Sebra^  Well, you were limited to one question or one follow-up, but you snuck a  third one in.

No, unfortunately, we can't give that. We're obviously in the process of doing our budgets for next year. CSR is beginning their budget process. They haven't given guidance, so no, we're not prepared to talk on that at the very moment.

Jamie Feldman^  Okay. And then is $45 million the break fee from the document published this morning?

James Sebra^  Yes. Yes, the break fee is $45 million for Centerspace and $60 million for IRT.

Jamie Feldman^  Okay. All right. Great. Thank you. Appreciate it.

Scott Schaeffer^  Thank you.

Operator^  We have reached the end of the Q&A session. I will now turn the call back to IRT's Chairman and CEO, Scott Schaeffer, for closing remarks.

Scott Schaeffer^  Well, thank you all for joining us this morning. We're excited about the future and look forward to working through the process and the integration. So hope everyone has a good rest of the day. Thank you.

Operator^  This concludes today's call. Thank you for attending. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

The information contained in this communication may contain certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Centerspace and IRT, the expected timing of completion of the proposed transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below.  Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions or other items related to the future. Forward-looking statements are typically identified by the use of terms such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “assumes,” “may,” “projects,” “outlook,” “future,” and variations of those words and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from the results of operations, financial condition, or plans expressed or implied by the forward-looking statements. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we can give no assurance that IRT’s and Centerspace’s expectations will be achieved. Any statements contained herein that are not statements of historical fact should be deemed forward-looking statements. As a result, undue reliance should not be placed on these forward-looking statements, as these statements are subject to known and unknown risks, uncertainties, and other factors beyond IRT’s and Centerspace’s control and could differ materially from actual results and performance.

The forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Centerspace’s and IRT’s control. The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

●

IRT’s and Centerspace’s ability to complete the transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the transaction;

●	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Centerspace and IRT;
●	the outcome of any legal proceedings that may be instituted against Centerspace or IRT;
●	delays in completing the proposed transaction involving Centerspace and IRT;
●

the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Centerspace and IRT do business;

●	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
●	the ability of Centerspace and IRT to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction;
●	diversion of IRT’s and Centerspace’s management’s attention from ongoing business operations and opportunities;
●	potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction;
●	the ability to complete the transaction and integration of Centerspace and IRT successfully;
●	the dilution caused by IRT’s issuance of additional shares of its capital stock in connection with the transaction;
●

financing risks, including IRT’s and Centerspace’s potential inability to meet existing covenants in IRT’s and Centerspace’s existing credit facilities or to obtain new debt or equity financing on favorable terms, or at all;

●

uncertain global macro-economic and political conditions, the impact of actual or threatened wars or other international conflicts, such as in Ukraine, the Middle East, and South America, including sanctions imposed by the U.S. and other countries, on inflation, trade, and general economic conditions;

●	deteriorating economic conditions and rising unemployment rates, energy costs, and inflation, in the markets where we own apartment communities or in which we may invest in the future;
●

rental conditions in IRT’s and Centerspace’s markets, including occupancy levels and rental rates, IRT’s and Centerspace’s potential inability to renew residents or obtain new residents upon expiration of existing leases, IRT’s and Centerspace’s ability to identify and consummate attractive acquisitions and dispositions on favorable terms, IRT’s and Centerspace’s ability to reinvest sales proceeds successfully, IRT’s and Centerspace’s inability to accommodate any significant decline in the market value of real estate serving as collateral for IRT’s and Centerspace’s debt and mortgage obligations; changes in tax and housing laws, including rent control laws, or other factors;

●	timely access to material and labor required to renovate and maintain apartment communities;
●

adverse changes in IRT’s and Centerspace’s markets, including future demand for apartment homes in those markets, barriers of entry into new markets, limitations on IRT’s and Centerspace’s ability to increase rental rates, IRT’s and Centerspace’s ability to identify and consummate attractive acquisitions and dispositions on favorable terms, IRT’s and Centerspace’s ability to reinvest sales proceeds successfully, and inability to accommodate any significant decline in market value of real estate serving as collateral for IRT’s and Centerspace’s debt and mortgage obligations;

●	the ability of Centerspace to complete its proposed dispositions on a timely basis, or at all;
●	risks that Centerspace’s recently completed or proposed dispositions disrupt current plans and operations; and
●	other factors that may affect the future results of Centerspace and IRT.

 Additional factors that could cause results to differ materially from those described above can be found in Centerspace’s Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2026, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available on the “Investor Relations” section of Centerspace’s website, www.centerspacehomes.com, under the heading “Investors” and in other documents Centerspace files with the SEC, and in IRT’s Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2026, each of which is on file with the SEC and available on IRT’s website, www.irtliving.com, under the heading “Investors” and in other documents IRT files with the SEC.

 All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Centerspace nor IRT assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  If Centerspace or IRT updates one or more forward-looking statements, no inference should be drawn that Centerspace or IRT will make additional updates with respect to those or other forward-looking statements.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

 Important Additional Information about the Proposed Transaction and Where to Find It

 In connection with the proposed transaction, IRT will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Centerspace and IRT and a prospectus of IRT, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Centerspace and IRT will be submitted to Centerspace’s shareholders and IRT’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS, SHAREHOLDERS OF CENTERSPACE AND SHAREHOLDERS OF IRT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders will be able to obtain the registration statement and the definitive joint proxy statement/prospectus free of charge from the SEC’s website or from Centerspace or IRT.  The documents filed by Centerspace with the SEC may be obtained free of charge at Centerspace’s website at www.centerspacehomes.com or at the SEC’s website at www.sec.gov.  The documents filed by IRT with the SEC may be obtained free of charge at IRT’s website at www.irtliving.com or at the SEC’s website at www.sec.gov.

 Participants in the Solicitation

Centerspace, IRT, and certain of their respective trustees or directors, as applicable, and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Centerspace and stockholders of IRT in connection with the proposed transaction.  Information regarding the interests of the trustees or directors, as applicable, and executive officers of Centerspace and IRT and other persons who may be deemed to be participants in the solicitation of shareholders of Centerspace and IRT in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Centerspace with the SEC.  Information regarding Centerspace’s trustees and executive officers is available in its definitive joint proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2026, and other documents filed by Centerspace with the SEC. Information regarding IRT’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2026, and other documents filed by IRT with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC by Centerspace and IRT, respectively.  Free copies of these documents may be obtained as described above under “Important Additional Information.”

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.